Exhibit 1

Transaction in the Shares of the Issuer during the past Sixty Days

Nature of Transaction	Amount of Shares (Sold)	Price per Share ($)	Date of Sale

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Sale of Common Stock	(224,075)	28.2449	01/15/2025
Sale of Common Stock	(244,048)	28.1202	01/16/2025
Sale of Common Stock	(236,415)	28.1521	01/17/2025
Sale of Common Stock	(561,097)	28.5362	01/21/2025
Sale of Common Stock	(630,223)	29.0536	01/22/2025
Sale of Common Stock	(179,142)	29.2951	01/23/2025
Sale of Common Stock	(1,267,582)	29.9755	01/24/2025
Sale of Common Stock	(405,623)	28.6538	01/27/2025
Sale of Common Stock	(63,348)	28.5705	01/28/2025